Exhibit 99.1

ASX RELEASE 14 November 2024

Results of Annual General Meeting – 14 November 2024

The directors of Nova Minerals Limited (Nova or the Company) (ASX: NVA, NASDAQ: NVA, FRA: QM3) advise that shareholders passed all resolutions placed before them at today’s Annual General Meeting.

The resolutions were voted in accordance with the Notice of Annual General Meeting, previously advised to the Australian Securities Exchange.

All resolutions were passed by way of a poll called to determine the outcome.

In accordance with Listing Rule 3.13.2 and section 251AA(2) of the Corporations Act, we advise details of the resolutions and the proxies received in respect of each resolution are set out in the attached proxy summary.

For and on behalf of the Board.

Ian Pamensky
Company Secretary

This announcement has been authorized for release by the Company Secretary.

Christopher Gerteisen CEO and Executive Director E: info@novaminerals.com.au	Craig Bentley Director of Finance & Compliance & Investor Relations E: craig@novaminerals.com.au M: +61 414 714 196	Ian Pamensky Company Secretary E: info@novaminerals.com.au

Main Operations	Corporate	ASX: NVA | NASDAQ: NVA | FRA: QM3
Whiskey Bravo Airstrip	Suite 5, 242 Hawthorn Road,	www.novaminerals.com.au
Matanuska-Susitna Borough, Alaska, USA	Caulfield, VICTORIA 3161,	Email info@novaminerals.com.au
1150 S Colony Way Suite 3-440,	Australia
Palmer, AK 99645	Phone +61 3 9537 1238	ACN 006 690 348

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Nova Minerals Limited

2024 Annual General Meeting

Thursday, 14 November 2024

Results of Meeting

The following information is provided in accordance with section 251AA(2) of the Corporations Act 2001 (Cth) and ASX Listing Rule 3.13.2

Disclosure of Proxy Votes
Nova Minerals Limited	GPO Box 5193, Sydney, NSW 2001
Annual General Meeting	P 1300 288 664 (aus) or +61 (0)2 9698 5414 (world)
Thursday, 14 November 2024	F +61 (0)2 8583 3040 E hello@automic.com.au
ABN 27 152 260 814

In accordance with section 251AA of the Corporations Act 2001, the following information is provided in relation to resolutions put to members at the meeting.

	Decided by Show of	Total Number of Proxy Votes exercisable by proxies	Proxy Votes				Poll Results (if applicable)			Results
Resolution	Hands (S) or Poll (P)	validly appointed	FOR	AGAINST	ABSTAIN	PROXY’S DISCRETION	FOR	AGAINST	ABSTAIN	OUTCOME
1 NON-BINDING RESOLUTION TO ADOPT REMUNERATION REPORT	P	35,571,632	35,014,376	466,290	1,692,493	90,966	35,205,960	466,290	1,692,493	-
			98.43%	1.31%		0.26%	98.69%	1.31%

2 RESOLUTION WITHDRAWN	-		Resolution withdrawn				Resolution withdrawn

3 ELECTION OF RICHARD BEAZLEY AS A DIRECTOR	P	36,612,012	29,306,981	414,065	681,453	6,890,966	36,298,565	414,065	681,453	Carried
			80.05%	1.13%		18.82%	98.87%	1.13%

4 APPROVAL OF 10% PLACEMENT FACILITY	P	36,348,978	35,627,235	631,664	974,487	90,079	35,817,932	631,664	974,487	Carried
			98.01%	1.74%		0.25%	98.27%	1.73%

5a APPROVAL FOR ISSUE OF SHARES IN LIEU OF CASH FEES – RICHARD BEAZLEY	P	30,344,345	29,075,958	1,179,253	6,979,120	89,134	29,265,710	1,179,253	6,979,120	Carried
			95.82%	3.89%		0.29%	96.13%	3.87%

5b APPROVAL FOR ISSUE OF SHARES IN LIEU OF CASH FEES – CHRISTOPHER GERTEISEN	P	37,184,345	35,863,958	1,231,253	139,120	89,134	36,053,710	1,231,253	139,120	Carried
			96.45%	3.31%		0.24%	96.70%	3.30%

5c APPROVAL FOR ISSUE OF SHARES IN LIEU OF CASH FEES – LOUIE SIMENS	P	28,151,146	26,830,759	1,231,253	9,172,319	89,134	27,020,511	1,231,253	9,172,319	Carried
			95.31%	4.37%		0.32%	95.64%	4.36%

5d APPROVAL FOR ISSUE OF SHARES IN LIEU OF CASH FEES – CRAIG BENTLEY	P	37,184,345	35,863,958	1,231,253	139,120	89,134	36,053,710	1,231,253	139,120	Carried
			96.45%	3.31%		0.24%	96.70%	3.30%

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	Decided by Show of	Total Number of Proxy Votes exercisable by proxies	Proxy Votes				Poll Results (if applicable)			Results
Resolution	Hands (S) or Poll (P)	validly appointed	FOR	AGAINST	ABSTAIN	PROXY’S DISCRETION	FOR	AGAINST	ABSTAIN	OUTCOME
5e RESOLUTION WITHDRAWN	-			Resolution withdrawn			Resolution withdrawn

5f APPROVAL FOR ISSUE OF SHARES IN LIEU OF CASH FEES – AVI GELLER	P	37,179,595	35,863,054	1,227,293	139,910	89,248	36,052,920	1,227,293	139,910	Carried
			96.46%	3.30%		0.24%	96.71%	3.29%

6 ADOPTION OF EMPLOYEE INCENTIVE SCHEME	P	28,160,865	27,143,983	897,634	129,401	119,248	27,263,231	897,634	129,401	Carried
			96.39%	3.19%		0.42%	96.81%	3.19%

7 RATIFICATION OF PRIOR ISSUE OF SHARES	P	30,921,175	29,744,216	1,065,879	487,490	111,080	29,955,914	1,065,879	487,490	Carried
			96.19%	3.45%		0.36%	96.56%	3.44%

8 APPROVAL OF ISSUE OF WARRANTS	P	36,826,230	35,743,671	903,892	497,235	178,667	36,022,956	903,892	497,235	Carried
			97.06%	2.45%		0.49%	97.55%	2.45%

9 RATIFICATION OF PRIOR ISSUE OF WARRANTS	P	36,822,075	35,638,784	1,072,211	501,390	111,080	35,850,482	1,072,211	501,390	Carried
			96.79%	2.91%		0.30%	97.10%	2.90%

10 APPROVAL FOR ISSUE OF SHARES – REDCHIP COMPANIES, INC	P	37,006,233	35,297,921	1,529,645	317,232	178,667	35,577,206	1,529,645	317,232	Carried
			95.38%	4.13%		0.48%	95.88%	4.12%

11 APPROVAL FOR ISSUE OF SHARES – WHITTLE CONSULTING PTY LTD	P	37,006,233	35,398,121	1,429,445	317,232	178,667	35,677,406	1,429,445	317,232	Carried
			95.65%	3.86%		0.48%	96.15%	3.85%

12 APPROVAL FOR ISSUE OF NOTE – NEBARI CONVERTIBLE FACILITY	P	26,668,372	25,704,293	785,412	7,456,799	178,667	25,983,578	785,412	7,456,799	Carried
			96.38%	2.95%		0.67%	97.07%	2.93%

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